Exhibit 99.1

MEDIA RELEASE

June 23, 2022

Algoma Steel Distributes Over $150 Million in Employee Profit Sharing Program

SAULT STE. MARIE, Ontario, June 23, 2022 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced fiscal 2022 returned $150.7 million in total profit share payouts for eligible employees. With the second installment scheduled for release on June 24th, fiscal 2022’s profit share represents the highest payments per employee in the Company’s history. All figures are in Canadian dollars unless otherwise stated.

“Today’s announcement comes on the back of the Company’s impressive fourth-quarter results. This past year, Algoma saw record safety performance, revenues, and cash flows with much of that success attributable to our employees’ hard work and dedication. Together we are demonstrating that bold transformation, the continued pursuit of excellence and success go hand in hand at Algoma,” said Michael Garcia, Algoma’s Chief Executive Officer. “This cash infusion is in addition to approximately $400 million in annual payroll and pension benefits, and when combined with local investments in goods and services accruing $63 million to date derived from the construction of our electric arc furnace facility and our plate mill modernization, delivers meaningful positive returns for our community.”

In appreciation for the record year, Algoma Steel will host employees and their families on Saturday, June 25th for a Family Day celebration, featuring Steelworks tours, children’s activities, live entertainment, and a BBQ lunch.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. With a team of about 2700 employees, Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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